UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934
(Amendment No. 2)
DIGITAL LIGHTWAVE, INC.

(Name of Issuer)
DR. BRYAN J. ZWAN
AL ZWAN
OPTEL CAPITAL, LLC
ZG NEVADA LIMITED PARTNERSHIP
ZG NEVADA, INC.
OPTEL ACQUISITION CORP.

(Names of Filing Persons (Offeror))
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
253855 10 0

(CUSIP Number of Class of Securities)
Al Zwan
Optel Acquisition Corp.
c/o Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, California 94025
Attn: Louis D. Soto, Esq.
(650) 614-7400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Louis D. Soto, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, California 94025
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☑	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,252,203	$69.87***

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 232,722,523 shares already beneficially owned by the Filing Persons) at a purchase price of $0.055 in cash per share. There were 22,767,324 shares of Common Stock of Digital Lightwave, Inc. outstanding that were not beneficially owned by the Filing Persons as of October 13, 2009.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Exchange Act. The fee is calculated by multiplying the transaction valuation by .00005580.

***	Previously paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 16. Exhibits
SIGNATURES
EX-99.(A)(5)

EXPLANATORY NOTE
     This Amendment No. 2 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed by Optel Acquisition Corp. (“Optel Acquisition”), Optel Capital, LLC (“Optel Capital”), ZG Nevada Limited Partnership (“ZG Partnership”), ZG Nevada, Inc. (“ZG Inc.”), Al Zwan and Dr. Bryan J. Zwan (together with Optel Acquisition, Optel Capital, ZG Partnership, ZG Inc. and Al Zwan, the “Filing Persons”) on October 14, 2009, as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed on November 25, 2009, in connection with the “short form” merger (the “Merger”) of Optel Acquisition with and into Digital Lightwave, Inc. (“DIGL”), pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”). All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to-date.
     The Merger of Optel Acquisition with and into DIGL pursuant to Section 253 of the DGCL became effective on January 15, 2010 (the “Effective Date”). DIGL is the corporation surviving the Merger, and as a result of the Merger, Optel Capital now owns 100% of the common stock of DIGL.
     Pursuant to the terms of the Merger, each outstanding share of common stock, other than shares owned by Optel Acquisition, and other than shares as to which appraisal rights are exercised, held immediately prior to the Effective Date now represents only the right to receive $0.055 per share in cash, without interest (the “Merger Price”).
     On January 15, 2010, DIGL issued a press release announcing completion of the Merger and such press release is filed as Exhibit (a)(5) hereto.
     Item 16. Exhibits

Exhibit
Number	Description

(a)(1)	Letter from Optel Acquisition Corp. to Stockholders of Digital Lightwave, Inc.*

(a)(2)	Form of Notice of Merger and Appraisal Rights*

(a)(3)	Form of Letter of Transmittal*

(a)(4)	None

(a)(5)	Press Release of Digital Lightwave, Inc., dated January 15, 2010

(b)	None

(c)	None

(d)	Contribution Agreement by and among Optel Acquisition Corp., a Delaware corporation, Optel Capital, LLC a Delaware limited liability company, and ZG Nevada Partnership, a Nevada limited partnership dated October 14, 2009*

(e)	None

(f)	Delaware General Corporation Law Section 262 — Appraisal Rights*

*	Previously filed

SIGNATURES
     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.
Dated: January 15, 2010

OPTEL ACQUISITION CORP.
By:	/s/ Al Zwan
Name:	Al Zwan
Title:	President

DR. BRYAN J. ZWAN
By:	/s/ Dr. Bryan J. Zwan
Dr. Bryan J. Zwan

AL ZWAN
By:	/s/ Al Zwan
Al Zwan

OPTEL CAPITAL, LLC
By:	/s/ Al Zwan
Name:	Al Zwan
Title:	President

ZG NEVADA LIMITED PARTNERSHIP
By:	ZG Nevada, Inc., as General Partner

By:	/s/ Dr. Bryan J. Zwan
Name:	Dr. Bryan J. Zwan
Title:	President

ZG NEVADA, INC.
By:	/s/ Dr. Bryan J. Zwan
Name:	Dr. Bryan J. Zwan
Title:	President

3